Invest in Bee Mortgage App

By Mortgage Pros for Generation Mobile | $3.4 Trillion Market



🐦 (f) 📷 **BEEMORTGAGEAPP.COM** PONTE VEDRA BEACH FL

| Technology | Main Street | Software | Real Estate | App |

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Why you may want to invest in us...

1 🐝 Patent pending AI, machine learning & blockchain tech replace humans unlike Rocket Mortgage.

2 🏅 Successful VC backed pre-seed raise | Revenue generating with major bank partnership.

3 📊 MIT & UChicago MBA grad software engineers.

4 🚀 Live app with fast growing user base | +314% downloads over the past 30 days.

5 ✅ Founded by licensed mortgage loan officers, real estate agents & certified blockchain experts.

6 🚩 Execution: team released Bee App 1.0 on time and under budget all during a global pandemic.

7 📱 For young, new buyers who love personal finance apps like Robinhood, Chime, Fair and Carvana.

8 🤑 Possible Amazon licensing deal for Alexa.

Why investors ❤ us

WE'VE RAISED $302,900 SINCE OUR FOUNDING

 *Bee Mortgage is the first to market a mortgage app with this technology. This will be of immense appeal to the young home buyers now entering the housing market as Bee app ends the back and forth interactions and paper shuffle of the traditional mortgage process. To date, Bee has delivered beyond expectation and done it under budget. This team executes and with the addition of the MIT software engineers, there's no one more qualified to disrupt the $3.4 Trillion mortgage industry than the Bee team.*

Paul Saunders President, GFL Investments A LLC

| LEAD INVESTOR | INVESTING $107,000 THIS ROUND |

 *As a licensed eNotary in the title business, I've seen the effects of COVID on home buyer preferences first-hand. Bee Mortgage App is an ideal contactless mobile mortgage option which is why I've invested in every round Bee has had. When Curtis spoke at Digital Mortgage 2019, he said something that stuck with me, "Being in the real estate industry we must all recognize that the American dream of home ownership can be more of a nightmare". The technology Bee is working on will wake people up from the nightmare into a much easier experience. I am excited to be an Investor in Bee because I truly believe in both the product and the team!*

Phillip Yon

Our team

 **Curtis Wood**
Co-founder & CEO
Licensed Mortgage Loan Originator NMLS 1308125 | Developer | Certified

blockchain expert | Previous: TIAA Bank, PHH Mortgage, iMobile3




Cynthia Wood
Co-founder & COO
Designer & Developer | Top ranking woman in blockchain | Certified blockchain expert | Previous: Harden




Matt Offers
Co-founder & VP of Products
Products development lead overseeing the creation of Bee's mobile assets. Previous: Optimal Blue, Pavaso.



SEE MORE

In the news

BUSINESS INSIDER

Bee Mortgage App Goes Live and Successfully Completes Pre-Seed Round | Markets Insider

PONTE VEDRA, Fla., Sept. 10, 2020 /PRNewswire/ -- Bee Mortgage App, the first app built for an exclusive mobile mortgage experience, has successfully launched their MVP (minimum viable product), a debt-

October 15, 2020 @ markets.businessinsider.com

Downloads

📄 Investor Deck Wefunder.pdf

Tap that app, get a mortgage.

No email chains, fax machines, or hold music. No need to leave your couch.



Bee is changing things by delivering a simpler, faster, personalized experience for the homebuyer.

Today's mortgage process is built upon outdated systems and rely on expensive intermediaries. **The mortgage industry is decades behind, failing to meet today's mobile consumer expectations.**

💪 Our tech does the heavy lifting

Most borrowers won't have to scan in any documents like paystubs or bank statements.Automation allows Bee to validate and make decisions in an instant, eliminating the need for a loan officer to manually collect and verify information.

📱 A process so simple, you can do it all on your phone

Everything from rate shopping through closing can be done from your couch. Getting pre-approved is as easy as answering a simple set of questions. Bee will keep you updated through the rest of the underwriting process and you'll finish with a virtual closing.

It feels like you're being guided through the process by an expert, just without the pesky phone calls and emails.

✅ Faster closing times with lower rates and payments

What more can you ask for? Bee's automated process allows us to operate at a lower costs and we pass the savings along to the borrower.

Bee will be the first direct lender with a true 100% digital, contactless platform.

Competitors still rely on human loan officers to drive the majority of their process. After a customer submits a loan application online, their file is passed off to a loan officer for the next steps. At this point, they are beholden to the loan team to process their loan. **Bee will be the first end-to-end mobile solution, from rate shopping through closing.**

be the first end-to-end mobile solution, from rate shopping through closing.

Bee's platform will eliminate the need to deal with a loan officer - this means the mortgage process will be driven by the borrower, on their time and schedule. Of course, Bee has a team of mortgage experts available if they prefer to speak with a human.

- The mobile generation is the biggest home buying group - a 1.25 Trillion market.

- Our contactless experience will be covid-proof.

- Mortgage lending is ready for automation.



Automation allows Bee to validate and make decisions in an instant.



We've completed a successful pre-seed raise and launched an MVP for iOS and Android. Here's what's next for Bee:

Here's what your funding will help us achieve:

Key Milestones

Q4 2020	Q1 2021	Q2 2021
• MVP Buying Power Calculator update • Digital advertising campaign	• Development of mobile loan application • MISMO 3.4 file generation • Automated income, credit, and asset validation for pre-approval	• Intelligent credit decision • Automated legal disclosures • Creation of DLT proof chain

Q3 2021	Q4 2021
• QA of mobile loan application with automated pre-approval	• Pilot test of mobile loan application

*While we are confident that we have the growth strategy in place to achieve these goals, these are forward-looking projections and cannot be guaranteed.

Our Story: How Bee Started Buzzing 🦋

Everyone called us crazy (some still do). This is our story of failure, success, and one couch surfer.

"You're crazy!"

Curtis, a front-line mortgage loan officer, had a light bulb moment when he read a research paper on the benefits of blockchain for the mortgage industry by PricewaterhouseCoopers.



What might blockchain mean for the mortgage industry?

Blockchain technology may radically alter the process through which consumers buy a home, as well as the way financial institutions handle mortgages. Specifically, the technology could remove cost and friction from the process, create transaction records that are infallible and incorruptible, and facilitate near-instantaneous settlement. It could also dramatically change the way mortgages are serviced and sold on the secondary

market.

Realizing this trusted validation protocol was the missing element for an end-to-end mobile mortgage tech stack, he went home and talked his wife Cynthia into launching BeeMortgageApp -- a complete mobile mortgage experience with a UX so easy to use a first time buyer can use it -- with no money and 8 kids.



Cynthia
Co-Founder & COO
Curtis
Co-Founder & CEO
Parker, Halle, Maizey, Millie, Mila, Isabella
(6/8 of their kids)

Soon thereafter, this guy started surfing on the couch while we built Bee with literally no money.



Matt
Co-Founder & VP of Product

Hello Crowdfunding

Rejected by multiple VCs noting all the ways it won't work, we took the idea to consumers directly who rallied behind the idea and were met with immediate success raising $300,400.

The Bee Team Delivers!

We released our MVP, Bee App 1.0, a mortgage affordability calculator helping new home buyers identify their ideal monthly payment and home sale price before they start looking at homes, for Android in May and iOS in August on time and under budget all during a global pandemic.



Discover your home buying power
Edit Details
HOME SALE PRICE
$355,000
Budget Comfort Level
Affordable
Est. Monthly Payment $1,679
Debt-to-Income Ratio 36%
Private Mortgage Insurance Not required
Est. Closing Costs $10,650
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Ratings & Reviews
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5.0
out of 5
14 Ratings
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Thank you!!
Aug 22
Michael Rivers 2020
Super easy to use. I was able to get my information in the hands of a lender in minutes without going to a bank.
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Seller
Bee Mortgage App, Inc.
Size
5 MB
Bee Mortgage App 4.6
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Adrian Ray
9/1/20
Exceptionally useful!!! So fast and seemingly accurate. I love the way it warns with a message in other words: "hey you're going too far trying to borrow this certain amount for your home purchase for now"
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Jason Arteaga
6/30/20
Quick and easy! Love it.
Dalibor Jakovljevic
6/27/20
The app is easy to use and gave me good starting point for my homebuying price range.

We also signed a partnership with a national bank and began generating revenue! The initial feedback on the MVP has been outstanding with many people commenting how easy it is to use! Success!

We also launched our digital advertising campaign, shot our next raise video, and passed 1,000 downloads!





L- R: CTO Holly Davis, Lead UX Designer Angie Luu, COO Cynthia Wood, CEO Curtis Wood, VP of Products Matt Offers, CMO Kristin Scheurer, Director of Agent Partnerships Dwight Skyers, VP of Originations Munir Valiani.

Investor Q&A

What does your company do? ⌄   + EXPAND ALL

We're building a mortgage app that lets you do the entire mortgage process on your phone. Think Robinhood app for mortgages. With AI, machine learning and smart contracts, Bee will be the first end-to-end mobile mortgage experience for the flood of first-time buyers, Generation Mobile, entering the market. Millennials = largest home buying group this year (a $1.2 Trillion market) but it's not just for young people. It's for everyone. (Total mortgage market = $3.4 Trillion.)

Where will your company be in 5 years? ⌄

First of all, we're lucky and grateful just to be here! And while we can't guarantee exactly where we'll be in 5 years, we hope to be a unicorn known as the first direct mobile lender onboarding massive amounts of new home buyers, powering super streamlined refinances, generating $100M+ in loans, and gearing up for our IPO.

Why did you choose this idea? ⌄

Call it fate or destiny, or the only thing Curtis has ever been really good at (jk Curtis!), but we chose this idea because we're passionate about using new technology to make homeownership more accessible and affordable for the average family. We're also really good at it, experts actually, and we love what we do!

How far along are you? What's your biggest obstacle? ⌄

After a successful pre-seed round we launched our MVP, a free home affordability app calculator for iOS and Android on time and under budget. The app generates mortgage leads that we sell to our banking partner Florida Capital Bank. Lead generation is our current revenue source.

We signed a development agreement with Elphi and are currently developing the core 1003 (loan application) and automation framework for fully automated pre-approvals.

With the addition of the Elphi engineers (MIT grads; one happens to be a bonafide rocket scientist!), we have the team in place to sprint to the next major milestone: automated pre-approvals.

Our biggest obstacle is funding, hence why you're reading this.

With a successful cap raise, we'll be prepared to demo this pre-approval automation side-by-side with other mortgage apps for VCs about 12 months from now.

Who competes with you? What do you understand that they don't? ⌄

Rocket Mortgage, Better Mortgage, Blend and a few others, but they don't have our mobile app strategy or technology needed to power a mobile mortgage without a loan officer processing the data on the back end.

Their origination processes are outdated and run on legacy technology and methods that are not optimized for a mobile mortgage experience. They're built for the borrower to interact with the loan officer and processor directly, which is not ideal for a mobile customer.

These popular "digital mortgage" products made a lot of noise in the space but didn't improve the customer experience. Customers still complain about the same things they did 5 years ago before they came out. This is the evidence the mortgage industry has yet to be disrupted.

Trying the reengineer current technology for mobile is fundamentally impossible. It's like trying to engineer a faster horse instead of building a car.

Our Edge: We have a mobile only strategy and the technology needed to power it.

Based on the huge success of other personal finance apps like Robinhood, we believe the

largest home buying group this year, young people (aka Generation Mobile), is ready to adopt a new mobile mortgage experience just like they did Chime and Fair or Carvana for mobile banking and car buying.

And the Bee team is just the ones to give it to them!

How will you make money? ˅

In addition to gaining market share which will convert to future revenue, by selling mortgage leads generated from our live app to our banking partner. Once our product is completed, we'll be able to originate and sell loans to Fannie Mae, Freddie Mac and other investors on the secondary market.

With our proprietary automation, we estimate our customer acquisition costs will be reduced up to 1/3 of other banks letting us to offer lower rates while realizing high margins.

We're also in discussions with our current banking partner, Florida Capital Bank, about licensing the tech to them, and will demo automated pre-approvals for them when developed.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ˅

The biggest risk is we fail. We're a start-up so it's a high likelihood we do, but what we lack in capital and planning, we more than make up for in the timing of our big idea (💡$3.4 Trillion market & an entire generation of new home buyers who love mobile apps), team flexibility, and proven track record of execution.

While we could fail for a broad number of reasons, we'll succeed if we continue to have success in fundraising, executing our phased development plan, and continuing to gain traction by monetizing our growing user base.

Failure to achieve any of those objectives could mean overall failure for the company.

Curtis, Cynthia and Matt have poured their entire lives into this endeavor. They "burned the ships" some time ago and have experienced extreme personal sacrifice getting the company going. To them, failure is not an option.

The Bee team mantra is that there's no easy day and if there was one, it was yesterday.

How is this different than Rocket Mortgage? ˅

Rocket Mortgage is digital loan application, not an end-to-end mobile mortgage. This is why you have to speak to a loan officer, processor, and other people after you apply because those people are manually working the your data.

We're building more than just a digital loan application. We're building a virtual loan officer you'll interact with from start to finish as easily as you would a live person.

Similar to how Turbo Tax asks you a series of easy questions and their logic in the background prepares the tax form for you, this is how we'll collect and process the borrower's information. Once certain information is collected an if-this-then-that logic auto executes and the file moves onto the next milestone.

Based on your answers to simple questions, our technology maps the data into the appropriate loan application (1003) field, performs income and assets calculations determining DTI/LTV thresholds, then validates the data with a smart contract.

This technology merges the POS (point of sale) and the LOS (loan origination software) into a streamlines database controlled by the consumer on our easy to use app. This unique architecture eliminates the dependency on two independent databases along with manual data migration from one to the other.

Most importantly, unlike Rocket Mortgage or Better Mortgage, all of this will be done without any human oversight giving users the ability to get pre-approved anytime, anywhere, even after hours. Each file will still be manually reviewed by an underwriter before clear to close is issued and closing occurs.

Better Mortgage is the same as Rocket Mortgage and is dependent on humans to work the data manually. After you apply, they send you through the same old mortgage process everyone goes through now, the one everyone complains about.

Why doesn't Wells Fargo copy you and build their own mobile mortgage app? ˅

They could be now, we really don't know, but we don't think they are for a few reasons.

1. They'd be voting themselves out of a job.
2. They'd waste decades of technology investments, and
3. They're too big and strategically rigid for these types of radical changes that would never make it past all the committees required for approval.

This is how disruption occurs: incumbents become stuck in their old ways and lose the ability to innovate. Then, some crazy startup starts selling books online out of his garage and 20 years later dominates the industry.

Mortgage Complexity

Banks also think the mortgage process is too complex to be done entirely on a smart phone. This is due to the amount of information banks dump on customers during the mortgage process. They believe that at some point the borrower will want to talk to a live

person (loan officer).

This is big bank thinking and is wrong.

Our CEO Curtis has one superpower (if he's lucky) and that's the ability to simplify the mortgage process so easily a first time buyer can understand it. And while he is a mortgage expert, he doesn't think like a bank. He thinks like a consumer.

So, instead of using banking and finance terms like "amortization schedule" and "points", we use terms the average person understands like "repayment schedule" and "a way to get a lower rate and payment".

More importantly, we don't info dump the entire loan application on the borrower all at once like Blend and Mortgage Hippo does. Seeing all the fields on a federal form can be overwhelming. This often leads to abandoned applications in a lender's pipeline wasting time and money to manage.

Instead, we walk the customer through a series of simple Yes/No questions exactly the way they'd talk to a live loan officer thus making it feel like a normal conversation.

So, if you can answer some Yes/No questions, you'll be able to understand the mortgage process with Bee.

Explain the possible Amazon Alexa licensing opportunity. ⌄

Configured for voice command and recognition, Bee's automated pre-approval technology would be a key component for Alexa to originate a mortgage on her own without a human loan officer in the background processing the data.

While we don't have any leads with Amazon and have not discussed a possible deal with them, we're confident our licensing opportunities with any company will open with the ability to demo this automation in about 12 months from hitting our max raise goal.

Who are the MIT software engineers? ⌄

They're the engineers from Elphi, a mortgage technology company Bee signed a development partnership with to build the automation architecture for the first phase of the mortgage app: fully automated pre-approvals.

This same automation technology will also power super streamlined refinances and almost instantly qualifies the borrower for the selected loan based on vendor sourced credit, income (DTI) and assets (LTV) data.

What's your go-to-market strategy? ⌄

Consumer Direct

Just as Robinhood, Chime, Fair and Carvana capture mobile users in a well establish and ultra competitive space, we're confident there's an entire generation of likeminded mobile users who will adopt a mobile mortgage experience for the same reasons: they don't want to deal with a broker, banker, or pushy car salesman.

We're modeling other successful startups by offering a free services then layering on additional features as we gain traction.

This strategy is similar to other free services (Zillow, Facebook) that established market position, then monetized afterward and is already successful for us as we passed 1,000 downloads soon after launch.

A Tool For Real Estate Agents

Some people have called Bee a "COVID tool for REALTORS" and part of our ad spend is dedicated to establishing an agent distribution channel referring Bee app to each new buyer.

As a loan officer in the palm of their hand, agents will have access to instant, on-the-spot mortgage pre-approvals and avoid losing contact with their buyers when they contact a lender to get pre-approved. This advantage means agents will be able to get offers made faster in highly competitive markets where inventory moves fast.

In the upcoming agent portal, real estate agents will be able to stay up to date with their deals so they're never wondering what's going on with the loan. Two Bee team co-founders are real estate agents and are leading the design of the agent portal.

Licensing

We are open to licensing the tech and are in active discussions with a national lender who does $6 Billion a year in loan originations about it. We will be demo'ing our tech for them when the automated pre-approval development phase is complete.

How are you going to compete with Rocket Mortgage, Wells Fargo, and Bank of America? ⌄

We're going to compete by having a mobile only strategy just like Robinhood did. We believe those same users, that happen to be the largest home buying group this year, will embrace a mobile mortgage app.

Competing this way is similar to how Amazon competed with Barnes and Noble and Books-A-Million in the early days of the internet: they identified a small part of the market they could successfully compete in, a part that was being overlooked by the larger companies, focused resources to it, and grew from there.

Current lender ad spend is focused on buyers when they're ready to get pre-approved and make an offer on a home. With our home affordability calculator we're capturing customers before that, before they first start looking at houses.

By capturing users before they start looking at houses, we're already establishing an active user base that will convert to mortgage customers when they're ready to get pre-approved and make an offer on a home.

What are the top complaints about the mortgage process and what is Bee doing to fix them? ⌄

1. The process takes too long.
Bee Solution: By automating basic loan origination processes that don't require human decisioning, we'll be able to devote more human resources to the ones that do, thus increasing our ability to close loans faster.

2. Buying a home is too expensive.
Bee Solution: By automating basic loan origination processes that don't require human decisioning, we'll be able to reduce acquisition costs up to 1/3 creating savings we'll be able to pass along to our customers in the form of lower rates and fees, thus making homeownership more affordable.

3. Doc harassment (too many documents).
Bee Solution: While there's not much we can do about Dodd-Frank disclosure requirements, having a mobile app gives us unique advantages other lenders don't have:

You'll have access to all documents sent to you during the process but you'll only get a push notification for the ones that require your attention. Otherwise, you won't know the other gazillion docs were sent to you.

4. The documents are confusing.

Curtis did a loan for a judge in New Jersey who told him she'd handled complex litigation cases before but the mortgage documents were confusing. When she found her Closing Disclosure she said, "This is the only one I need."

That was a light bulb moment about what customers care about and what they'll remember after they close.

Bee Solution: We'll only alert you to the documents that matter so you're not overwhelmed with the ones that don't.

Staying focused on the stuff that's important (rate, payment and closing costs) will keep you from being confused by the stuff that isn't (i.e. all the other documents Dodd-Frank tortures you with).

5. Why can't I do all this on my phone?
Bee Solution: When we're done building it, you'll be able to.

Will the loans be reviewed by an underwriter? ⌄

Yes, the same one lenders use now, DU/LP, and manual underwriters reviewing the file prior to clear-to-close being issued and closing happening. We're automating [almost] everything that happens before that.

Are you using Plaid? ⌄

No. Fannie Mae won't accept asset verification exclusively from Plaid. We're using Account Check and The Work Number for asset and income verification.

These two verification services are accepted by Fannie Mae Day 1 Certainty which basically means they'll accept the loan file if the income and assets are verified through those vendors without the borrower having to provide a copy of their bank statement(s), paystubs or W2.

How'd you come up with the name Bee? ⌄

Bees are so important to the earth's ecosystem we'd all die without them.

We bee-lieve affordable homeownership opportunities are that important to our communities.

Why won't you fail like other blockchain mortgage startups? ⌄

With the exception of Figure, an outstanding mortgage company using blockchain (differently than us), whose primary focus is HELOCs (home equity lines of credit that are not governed by Dodd-Frank), most projects failed because they were too exotic and weren't compliant with Dodd-Frank.

The ideas were great and a fantastic usage of blockchain in all its glory, but at the end of the day no lenders would license the tech because of the Dodd-Frank problem.

After Curtis had his lightbulb moment with the PWC article about the benefits of blockchain for the mortgage industry, he started to do research and quickly determined these companies were asking the wrong question regarding the new technology.

They were asking, "How do we write a blockchain mortgage?"

When they should have been asking, "How do we write a QM (qualified mortgage) using blockchain?"

A qualified mortgage is a Dodd-Frank compliant loan Fannie Mae or Freddie Mac will buy.

As AI/ML and blockchain become more accepted in various aspects of loan origination, Bee is ready to add those implementations onto our automation architecture.

Another reason many blockchain startups failed is they bit off more than they could chew. That's why we're taking a conservative, phased approach of raising small amounts of capital, building a key piece of the overall mortgage app, and then repeating.

Hitting key milestones with little capital waste will ensure we earn the trust of our investors over a long period of time, and the right to go back to the capital markets for additional funding rounds.

Execution is the great equalizer.

The Bee team ♥ our investors.

Our greatest honor and reward is our investors making additional investments in us based on our execution. We would be nowhere without these people and we wake up every day every aware of the duty we owe our shareholders.

Who's your patent attorney? ⌄

Yuri Eliezer, a Partner at Founders Legal in Atlanta, GA. He was selected as a 2020 Super "Patent" Lawyer, and received an award given to 2.5% of attorneys. His recognition relates to his work in securing multi-million dollar patents for his clients – patents that have been tested through USPTO examination, re-examination and litigation. Some of the patents he has secured were tried all the way to multi-million dollar jury awards.

Yuri heads the Intellectual Property practice group at Founders Legal in Atlanta, Georgia. A practice he co-founded at the Atlanta Tech Village – the nation's fourth largest incubator.

Yuri's bio link: https://founderslegal.com/practitioners/yuri-eliezer/

What's the status of your patent? ⌄

We filed for an international patent and will soon be selecting the countries to finalize the patent process in. Part of this cap raise is funding that continued legal process. While patent success is not guaranteed, we have highest confidence in our attorney Yuri who is rated one of the best patent attorneys in America.

Is Bee trademarked? ⌄

We're in the process of acquiring the rights to the word mark "bee" in two different classes from a company that went out of business and abandoned the mark. We also filed a trademark on our name and logo. Those too are in the process of being finalized and part of this cap raise is to fund those actions.

What is your partnership with DomiDocs? ⌄

DomiDocs is a platform that provides organization for all a homeowner's information on their home including their mortgage rate, term and payment. Having partnered with some of the largest title agencies in America, they're currently getting a lot of traction and onboarding many customers each month.

When rates drop these customers will be shown a possible refinance savings alert in their DomiDocs dashboard. If they click the option for more information, Bee will provide an easy pathway to refinance straight out of DomiDocs to Bee.

Transitioning from DomiDocs to Bee will be smooth and easy with DomiDocs compiling a one-click refinance packet of all the owner's docs needed to refinance (HOI dec page, etc.). This partnership has a lot of potential to generate refinance customers when rates cycle.

It also solves an attrition problem banks and mortgage servicers have been battling for years: how to maintain brand awareness after closing.

Does your automation work for self-employed borrowers? ⌄

No. It's built for W2 borrower who can verify their income and assets through The Work Number and Account Check. Self-employed borrower income verification requires a manual review and completion of an income analysis to determine qualifying income.

Are you only targeting Millennials? ⌄

No. We're also focusing on people who have bought a house before, who know what kind of mortgage they want, and want to do it all on their phone.

What's your thesis? ⌄

Smart phone capacity, processing and network speed will get so fast getting a mortgage will be so easy to do you can do it on your phone.

Our objective is to position Bee ahead of that marketplace assumption.

What are the biggest reasons you'll succeed? ⌄

#1 Timing.

Millennials are the largest home buying group this year and are projected to increase their share of the market in the coming years.

Gen Z is the generation after Millennials and is the first digitally native generation who don't remember a time before the iPhone. They grew up with it. How crazy is that?

Personal finance apps saw the greatest increase in mobile app usage by 27% and over 90% of time on a phone is spent in mobile apps.

We have an entire future of mobile app lovers!

#2 Team Flexibility.

Our ability to execute our plan, to be steadfast on our goal yet flexible on how we get there, is another reason we'll succeed.

For a variety of reasons, many angels told us no before our successful friends and family round. Soon after we launched our pre-seed round and were getting felicity, a global pandemic impacting our ability to meet with investors.

Anticipating prolonged turmoil in the global economy, we quickly pivoted and eliminated all non-essential expenses, re-purposing remaining human capital and cash on hand towards delivering our MVP with a small but adequate advertising budget to build traction.

Assuming we don't get invaded by aliens, the Bee team is ready for anything.

#3 Idea.

We've got a big idea for a huge market that's projected to exceed $4 Trillion next year.

Why is blockchain so important? ⌄

Because it's a trusted data validation method, and while automation moves data from one point to the other, without a trusted validation method in place we'd still be reliant on humans to decision the data before migration to the next step.

The reason current lending technology is designed for human control is lenders don't trust a computer program to do a humans job. Despite all the double and triple checks, human error is still the primary cause of file defects, cures, and buybacks.

But blockchain is different. You can trust a decentralized validation protocol because there's no human biases baked into the decisioning methodology. The data is encrypted and processed as-is, the network doesn't know what it's decisioning, only a command to do so.

AI/ML and blockchain automation is robotics for the office worker and will do to the officer worker what it did to the assembly line.

In the credit approval process, loan officers primarily validate data points that have no overlays. This data for credit, income and assets must be accepted as-is from the vendor and cannot be changed by the lender.

There's no gray area, you either have a median credit score within the acceptable range for the loan you want or you don't; you wither have enough qualifying assets for a down payment and closing costs or you don't.

This qualifying data is currently being reviewed by up to three people, the loan officer, intake specialist, processor, and underwriter. Seems a little repetitive don't you think?

So, instead of having three people review this data over and over again, Bee will use a single smart contract to validate the data then our automation process moves the file along to the next step.

What's your why? ⌄

We're a team of stakeholder, purpose driven capitalists who not only want to turn $1 into $2, but to do more for others than we do for ourselves.

Homeownership is the foundation of the family and the reason why America had such a thriving middle class, but that's ending for the average family.

We want to change that, to tip the scales back in the favor of the buyer, not the bank, and to leave this place a little better than we found it.

How can I download Bee Mortgage App? ⌄

Search "Bee Mortgage App" in the App Store or Google Play Store and you'll see us!

What LOS (loan origination software) are you using? ⌄

We're custom designing our own LOS for a mobile app interface. In order to do this, we're merging the point of sale with the LOS into a streamlined database controlled by the customer via our mobile app, not a loan officer sitting at their desk.